FamGuru.
Fam Trips.
Organized.
Helping both Travel Advisors and Travel Suppliers record, organize and profit from their Familiarization Trip Knowledge.
FamGuru
9:41
FamGuru
Active Fam Trips
Exploring Iceland
May 1 → May 6
Relais & Chateaux Fam...
Sep 18 → Sep 26
Four Seasons Anguilla
Dec 5 → Dec 8
Hawaii with Classic Vac...
Jan 25 → Jan 30
Past Fam Trips
Self-directed Fam to Puglia
Mar 30 → Apr 5





INVEST IN **FAMGURU**

A better way for the Travel Industry to record and share insider travel knowledge

LEAD INVESTOR



Tim Elliott

Software Entrepreneur

I'm investing in FamGuru because it has incredible potential to solve pain and disorganization for both Travel Suppliers and Travel Advisors, while creating tremendous value for the entire travel industry. I've known Carrie as a travel Advisor and entrepreneur for more than 5 years, and believe in her ability to build a great team and deliver on her promises. As a software entrepreneur myself, I know what it takes to be successful in this business, and I believe FamGuru is on the right track.
I'm looking forward to seeing their growth from here!

Invested $5,000 this round

famguru.app Chicago IL Female Founder Travel & Tourism



Notable Investors

Shasta Ventures

Highlights

1. Female founder and executive team with >40 years combined experience in the Travel Industry

2. Pre-seed backing by VC Firm Shasta Ventures

3. Collaboration with Luxury Travel Consortia Virtuoso (Virtuoso.com) for their 2023 Study Tour Program

4. 3rd place in the American Society of Travel Advisors' "Entrepreneur of the Year" competition

5. Product launched at Virtuoso Travel Week 2023

6. Press coverage in Travel Weekly, Travel Agent Central, Travel Insider Report and Recommend Magazine.

7. Annual FamGuru subscriptions sold to Suppliers as of August 2023

Our Team

Our Team



Carrie Wallace Founder and CEO

Serial entrepreneur, raised over $500k so far for FamGuru, respected Travel Industry leader with 20+ years as a Travel Advisor and Travel Agency Owner. Former management consultant with BS in Physics and an MBA.



Kymberly Milroy Chief Operating Officer

20+ years experience as a Travel Supplier for Aman Resorts, AndBeyond, and others. Skilled travel industry sales and marketing executive. Has planned >30 Fam Trips for Travel Advisors around the globe.



Adrian Coria Tech Guru

Serial entrepreneur and expert software engineer with 15+ years of experience in web and mobile applications. Specialist in software development strategy. Significant prior knowledge of the travel industry and Familiarization trips.



Javier DAccorso Lead Engineer

25+ years experience in software. Systems engineer and analyst with a master's degree in marketing. Has developed > 50 systems worldwide.



Melisa Lopez UX/UI Lead

Strong background in crafting the user experience and user interface for both mobile and web applications. Integral to the implementation of FamGuru's vision.

Solving Familiarization Travel for Travel Advisors





As a Travel Advisor, Carrie Wallace has traveled to >80 countries. Travel Suppliers sponsored her on their "Familiarization Trips" so she could learn the destination and then sell the hotels, activities and tours to her clients.

But each Fam Trip brought information overload. Too many hotels, activities and restaurants to organize and write-up.

And then she lost a client based on what she *did not* remember from a Fam to Mexico. She recommended the wrong resort. The client took their business elsewhere.

Surely there had to be a better way to record and use a Travel Advisor's learnings to sell travel? And so FamGuru was born.

Why Invest in FamGuru?

With more than 115,000 Travel Suppliers and 350,000 Travel Advisors with the potential to use FamGuru's software, we believe our future revenue opportunity is significant.

FamGuru Revenue Estimates

Expressed in $mm



Forward looking projections cannot be guaranteed.

Roughly **$2bn** is invested annually on Familiarization trips. FamGuru will 1) make Advisors, Agencies and Suppliers more effective at selling, and 2) provide everyone with a better return on their Fam investment (ROI). This is highly valuable for the Industry, and means significant value for our investors as well.



"We can see scope for collaboration around the world"

Zane Kerby
President, American Society of Travel Advisors (ASTA), 26,000 Advisor members

The Travel Industry

Contrary to popular belief, human Travel Advisors and Travel Agencies are a key part of the $1.7 trillion travel and tourism industry.

In 2022, Advisors and their Agencies booked $99 billion in travel for clients worldwide, which is expected to increase 10% annually for the next several years.

  

 

Travel Advisors are the gatekeepers of this spend and help clients select Travel Suppliers based on their detailed knowledge of destinations and travel products.

  

  

The Problem

Tens of thousands of Fam Trips happen each year worldwide. Yet *Fam Disorganization* keeps the travel industry from profiting as it should from these crucial learning experiences.

- **Travel Suppliers** spend hundreds of hours and thousands of dollars hosting Advisors on a trip, but can only *hope* Advisors sell what they see.

- **Travel Advisors** are away not selling, and too overwhelmed to organize and share what they learn with clients and colleagues afterwards.

- **Travel Agencies** count on their Advisors to share and sell what they see. When they don't, their time away is wasted.

This is a massive lost opportunity. Everyone needs a better return on their Fam Trip investments.

No One Gets Good ROI on their Fam Trips


2023
ormation
Last Name
Agency
Location
Evers
Greaves
Shively
Adams
Miller
Smith
Protravel Internation
Embark Beyond
Gifted Travel Netwo
Shadyside Travel
Coastline Travel
Pickles Travel
San Francisco
Princeton NJ
Palm Beach, Fl
Pittsburg, PA
Los Angeles
Chicago

Suppliers

Trip value up to ~$40-50k per Fam.
Run off spreadsheets.



Advisors

Overwhelmed & disorganized.
Using paper, notes apps, photos...



Agencies

Advisor knowledge not shared
= lost sales opportunities.

The Solution

To eliminate Fam Disorganization, we've created FamGuru for Suppliers, and FamGuru for Advisors.

- **Suppliers:** find and invite Advisors, manage trip communication and documents, pre-load sales collateral, create and share the itinerary to the Advisor app.
- **Advisors:** record insights, write reviews, upload photos and share them on social, autogenerate reports for clients and colleagues, create a beautiful

archive of their experience.



FamGuru
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Home > Relais & Châteaux Fam Trip to Greece
Trip Details
Your trip snapshot. View and edit any trip details with ease from this page.
Relais & Châteaux Fam Trip to Greece
Organized by: Carrie Wallace
Start date: Sep 18, 2023 End date: Sep 26, 2023
You and your clients will love this "Route de Bonheur" through Greece, touching the mainland and 3 of its beautiful islands - Mykonos, Santorini, and Crete. Experience the country's wonderful Mediterranean cuisine, try the excellent local wines, and enjoy the views and vibes of our 5 Relais & Châteaux properties during this week-long educational experience.
7 Invited
2 Pending
5 Confirmed
51 days Countdown
PARTICIPANT
AGENCY
ROLE
STATUS
DOCUMENTATION
Suzanne McKenna
Relais&Chateaux
Owner
Approved
3/4
9:41
Trip details
Your trip snapshot. View and edit any trip details with ease from this page.
Relais & Châteaux Fam Trip to Greece
Organized by: Carrie Wallace
Start date: Sep 18, 2023 End date: Sep 26, 2023
You and your clients will love this "Route de Bonheur" through Greece, touching the mainland...
Read more

In the future, we intend to create the **"Trip Advisor for Travel Professionals"**.

Reviews from FamGuru will be aggregated into a searchable database for Agencies and the industry, so:

- New Advisors come up to speed more quickly
- Experienced Advisors become automatic experts
- Suppliers increase the exposure they receive from each trip by 10x and receive a great return on their Fam investment

“Call my team right away. We run 25
Fams/year off
9:41
FamGuru
Fam Trips



Market Opportunity

FamGuru's initial target market are travel suppliers: hotels, cruise lines, tour operators, tourism boards, and destination management companies, among others.

With more than 1.25 mm travel suppliers worldwide, we estimate ~170,000 invest in Fam trips currently. Of those, 115,000 are tech savvy and English speaking, representing an annual opportunity of up to $1bn in software sales.

We will target Travel Suppliers first



Target Market
1.25 mm suppliers

Those investing in Fams
170k suppliers

FamGuru Focus

English speaking & tech savvy
115k suppliers

Our Business Model

FamGuru makes money through subscriptions to Suppliers, Agencies and Advisors. The prestigious **Virtuoso** luxury travel consortium with more than 4000 Suppliers, 900 Agencies and 30,000 Advisors is our first customer. Our list continues to grow since our launch in August 2023.

How does FamGuru make money?



Annual Supplier subscriptions

Based on the number of Advisors they host (generating revenue today)



Searchable database subscriptions

Agencies, Advisors and others subscribe to the "Travel Professional's Trip Advisor" (2024)



Premium subscription for Advisors

Exclusive features for those who want to use FamGuru to its fullest potential (2024)

Investors

Our lead investor is **Shasta Ventures**, funding $500k in pre-seed capital to date.

We will involve our travel industry community in our current raise. Shasta Ventures will participate again.

2022, early 2023

Early stage of **$500k from Shasta Ventures**

SHASTA

Raising now.

$450,000 on WeFunder. Shasta will match up to $250k.

WEFUNDER

Use of funds to date

Funds from FamGuru's investors and our Founder were used to create fully-formed software for Suppliers and Advisors that delivers FamGuru's initial promise of *eliminating Fam Disorganization*. We've also launched the product to the marketplace and generated our first sales.

How we'll use future funds

We will use this next phase of investment to:

- Build sales/marketing capability to grow supplier sales and user base
- Add functions that attract a wider range of paying customers (e.g. cruises, MICE - Meetings/Incentives/Conventions/Exhibitions)
- Create premium Advisor subscription to capture additional revenue
- Create Searchable Review Database and sell first subscriptions
- Build customer support capability

Will you join us?

We believe the business of travel should be easier and more lucrative. As we automate Fam travel and transform how this knowledge is used, FamGuru

unlocks significant value for our entire industry and investors. Will you join us?


9:41
Trip details
Your trip snapshot. View and edit any trip details with ease from this page.
Relais & Châteaux Fam Trip to Greece
Organized by: Carrie Wallace
Start date: Sep 18, 2023 End date: Sep 26, 2023
You and your clients will love this "Route de Bonheur" through Greece, touching the mainland...
Read more
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